UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated August 4, 2010 announcing Turkcell’s Second Quarter 2010 results.

Second Quarter 2010 results

TURKCELL ILETISIM HIZMETLERI A.S.
SECOND QUARTER 2010 RESULTS

“Solid Results Maintained”

Istanbul, Turkey, August 4, 2010 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the second quarter ended June 30, 2010.  All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in TRY and $.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”).  All non-financial data is unconsolidated and comprises Turkcell only.  The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Second Quarter 2010 results

Highlights of the quarter

•	Group revenue grew by 1.7% to TRY2,241.2 million (TRY2,204.4 million) compared to the same period in 2009, driven by an increasing contribution from subsidiaries.

•
Mobile data and service revenues increased by 29.0% to TRY388.4 million (TRY301.0 million), partially offsetting the impact of regulatory decisions on pricing.  Turkcell Turkey’s revenues decreased by 1.4% to TRY1,985.4 million (TRY2,013.3 million) despite the 52% MTR and 38% maximum price cap cuts through tariff redesigns and smooth transition to TRY-based pricing.

•	Our subsidiaries increased their contribution to Group revenues by 33.9% to TRY255.8 million (TRY191.1 million) mainly due to higher revenues recorded by Superonline and others.

•	Group EBITDA* increased by 2.1% to TRY724.4 million (TRY709.2 million), while the EBITDA margin remained flat at 32.3% (32.2%).

a.	Superonline’s EBITDA margin increased from 1.6% to 13.0%.

b.
Astelit’s EBITDA margin reached an all time high of 22.7%, from 2.7%, supported by a turnaround in the Company’s strategy including tariff redesigns, which decreased interconnect costs and a cost efficiency program.

•	Group net income increased by 8.5% year-on-year to TRY422.3 million (TRY389.3 million).

*EBITDA is a non-GAAP financial measure.  See page 13 for the reconciliation of EBITDA to net cash from operating activities.
**In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2010 refer to the same item as at June 30, 2009.  For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2009 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

**Please note that the Communication and Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Comments from the CEO, Sureyya Ciliv

Turkcell Group continued to grow in the second quarter of 2010, despite the recent regulatory decisions on pricing and the challenging competitive environment.  For this period, Turkcell posted its highest revenues in any second quarter at TRY2.24 billion, while recording EBITDA of TRY724.4 million and net income of TRY422.3 million.

In the first year of 3G in Turkey, we established one of the world’s leading 3G networks.  We grew our mobile data and service revenues due to our focus and investments in mobile broadband business.

Second Quarter 2010 results

Our group companies, particularly Superonline and Astelit, showed significant progress in profitability.  We believe that the contribution of our subsidiaries to our consolidated financials will further improve in the future.

We are well positioned to offer superior value propositions for our target customers and maintain our competitive edge against the competition due to our investments and innovative mobile services.  We will continue to win the hearts and minds of our customers by increasing our customer focus and reinforcing our relationships.  In an improving macroeconomic environment, and with a strong and agile team effort across the Group, we are confident in our ability to capitalize on future opportunities.

As always, our people remain central to Turkcell’s ongoing success.  I would like to thank all of our customers, employees, business partners and shareholders for their continued support.

OVERVIEW OF THE QUARTER

The macroeconomic recovery in Turkey continued throughout the second quarter, as evidenced by improving consumer confidence.  During the quarter, the rate of contraction in mobile line penetration slowed down compared to the two previous quarters and decreased to 84%.  We expect mobile line penetration to remain at around these levels at the end of 2010.

The Turkish mobile market witnessed significant regulatory changes, which took effect from April 1, 2010.  The Telecommunications Authority reduced Mobile Termination Rates (“MTRs”) and the maximum price cap and also replaced the counter-based pricing system for prepaid subscribers with a TRY-based pricing system.  In the second quarter of 2010, mobile operators in Turkey increased their focus on postpaid subscribers, which was reflected in heavy communication aimed at this segment.  At the same time, there have been price adjustments to existing tariffs and limitations on the usage incentives in the prepaid segment.  For the remainder of the year, we expect similar trends to continue.

We took action to counterbalance the impact of the MTR and maximum price cap cuts on our financial results, while ensuring a smooth transition to TRY-based pricing.  We continued to focus on the retention of postpaid subscribers with proactive churn prevention initiatives.  We have also increased the efficiency of our sales channels with an increased focus on superior service quality, improving our customers’ quality perception.  Throughout the quarter, we maintained our value focus and further improved the proportion of postpaid subscribers to 28.9% (23.7%) of the total subscriber base, with 450,000 net additions.  As a result, the revenue share of post-paid subscribers in total revenues increased by 7.7 percentage points to 58.4% year on year.  We redesigned our tariffs with an optimum balance between revenue growth and customer expectations while revising some of our data packages to promote 3G subscriptions and mobile data usage.  Currently, our registered 3G subscribers reached 6.0 million, with 3.0 million 3G subscribers with 3G devices.  Consequently, Turkcell Turkey’s mobile data and service revenues increased by 29.0% to TRY388.4 million (TRY301.0 million) and its share of revenues increased by 4.7 percentage points to 19.6% (14.9%).  Our consolidated mobile data and services revenues

Second Quarter 2010 results

reached TRY419.3 million (TRY323.9 million), while their share of our consolidated revenues increased by 4.0 percentage points to 18.7% (14.7%).

Going forward, as the leading communications and technology company in Turkey we will continue to build on our strengths in technology and efficiency with a particular emphasis on customer service.  In designing our offers and unique value propositions, we will aim to maximize customer satisfaction and further strengthen customer perceptions.

Macro Environment Information

The foreign exchange rates which have been used in our financial reporting and certain macroeconomic indicators are set forth below.

	Q209	Q110	Q210	y/y % chg	q/q % chg
TRY / $ rate
Closing Rate	1.5301	1.5215	1.5747	2.9%	3.5%
Average Rate	1.5801	1.5109	1.5266	(3.4%)	1.0%
Macroeconomic indicators
Consumer Price Index	0.8%	3.9%	(0.3%)	-	-
GDP Growth	(7.7%)	11.7%	n/a	-	-
UAH/$
Closing Rate	7.6303	7.9250	7.9070	3.6%	(0.2%)
Average Rate	7.6613	7.9821	7.9223	3.4%	(0.7%)

Financial and Operational Review of the Second Quarter 2010

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2010.  Selected financial information for the second quarter of 2009, first quarter of 2010 and second quarter of 2010 is also included at the end of this press release.

For your convenience, selected financial information in TRY prepared in line with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Second Quarter 2010 results

Financial Review

(million TRY)			Quarter
Profit & Loss Statement	Q209	Q110	Q210	y/y % chg		q/q % chg

Total Revenue	2,204.4	2,249.0	2,241.2	1.7%		(0.3%)
Direct cost of revenues	(1,167.6)	(1,277.5)	(1,220.6)	4.5%		(4.5%)
Depreciation and amortization	(209.4)	(255.9)	(277.7)	32.6%		8.5%
Gross Margin	47.0%	43.2%	45.5%	(1.5	pp)	2.3	pp
Administrative expenses	(100.2)	(124.4)	(137.6)	37.3%		10.6%
Selling and marketing expenses	(436.8)	(391.7)	(436.3)	(0.1%)		11.4%
EBITDA*	709.2	711.3	724.4	2.1%		1.8%
EBITDA Margin	32.2%	31.6%	32.3%	0.1	pp	0.7	pp
Net financial income / (expense)	(60.2)	66.1	38.2	(163.5%)		(42.2%)
Financial expense	(107.1)	(50.2)	(68.1)	(36.4%)		35.7%
Financial income	46.9	116.3	106.3	126.7%		(8.6%)
Share of profit of associates	23.9	46.1	45.1	88.7%		(2.2%)
Income tax expense	(75.3)	(126.7)	(113.6)	50.9%		(10.3%)
Net Income	389.3	417.6	422.3	8.5%		1.1%

Revenue:  In the second quarter of 2010, Turkcell’s consolidated revenues increased by 1.7% to TRY2,241.2 million (TRY2,204.4 million) compared to the same period last year, mainly due to a higher contribution from subsidiaries despite lower interconnect rates.  The increased contribution from subsidiaries was particularly driven by Superonline, which increased its revenues by 24.8% to TRY80.9 million (TRY64.8 million) and our betting business Inteltek, which increased its revenues to TRY10.5 million.  Inteltek recorded negative revenue of TRY8.8 million during the second quarter of 2009 due to a high excess payout amount, which exceeded commission revenues earned during the quarter.  Moreover, Best in Belarus increased its revenues from TRY4.0 million to TRY17.1 million.

Meanwhile, thanks to our improving subscriber mix in favor of the postpaid segment and a successful implementation of transition to TRY-based pricing, we were able to minimize the impact of the sharp MTR and maximum price cap cuts on our performance.  Moreover, we increased our mobile data and services revenues by 29.0%.  Consequently, Turkcell Turkey’s revenues decreased only by 1.4% to TRY1,985.4 million (TRY2,013.3 million).

In the second quarter of 2010, Turkcell Turkey’s interconnect revenues declined by 38.0% to TRY127.1 million from TRY204.9 million compared to the same period in 2009 due to decreasing mobile termination rates.  Consequently, Turkcell Turkey’s interconnect revenues

Second Quarter 2010 results

decreased by 3.8 percentage points from 10.2% and constituted 6.4% of Turkcell Turkey’s total revenues compared to the same period in 2009, while its share in consolidated group revenues decreased by 3.6 percentage points to 5.7% from 9.3%.

Quarter-on-quarter, Turkcell Group revenue remained flat as lower interconnection revenues were offset by higher revenues from outgoing calls, mobile data and services, roaming in Turkey and higher revenues from subsidiaries.

Direct cost of revenues:  Direct cost of revenues including depreciation and amortization increased by 4.5% to TRY1,220.6 million (TRY1,167.6 million) in the second quarter of 2010.

Direct cost as a percentage of total revenues increased to 54.5% during the second quarter of 2010, from 53.0% in the same period of 2009.  This 1.5 percentage point increase was mainly due to the increase in depreciation and amortization expenses (2.9 percentage points), network-related expenses (0.8 percentage points) wages and salaries (0.4 percentage points) and other items (0.1 percentage points), which were partially offset by lower interconnect costs (2.7 percentage points) compared to the same period in 2009 when we recorded TRY53.2 million of litigation provisions related to the Millenicom dispute.

The 2.9 percentage point increase in depreciation and amortization expenses as a percentage of total revenues mainly resulted from the increase in capital expenditures and the TRY31.8 million write-off (1.4 percentage point) registered this quarter for obsolete equipments owned by Turkcell and our group companies.

Compared to the previous quarter, gross profit margin increased by 2.3 percentage points, mainly as a result of the 3.8 percentage points decrease in the interconnect costs due to the mobile termination rate cut.  At the same time, network-related expenses increased by 0.5 percentage points, depreciation and amortization expenses by 1.0 percentage points.

In the second quarter of 2010, Turkcell Turkey’s interconnect costs declined by 20.7% to TRY144.1 million from the second quarter of 2009 at TRY181.8 million, due to decreasing mobile termination rates.  Consequently, Turkcell Turkey’s interconnect cost decreased by 1.7 percentage points from 9.0% to 7.3% of Turkcell Turkey’s total revenues compared to the same period last year, while its share in consolidated group revenues decreased by 1.8 percentage point to 6.4% from 8.2%.

Selling and marketing expenses:  Selling and marketing expenses as a percentage of consolidated revenues remained flat at 19.5% (19.8%) in the second quarter of 2010 compared to the same period of last year.

Selling and marketing expenses as a percentage of revenue increased by 2.1 percentage points due to intensified marketing campaigns and increasing selling expenses compared to the previous quarter.

Administrative expenses:  General and administrative expenses as a percentage of revenue increased by 1.6 percentage points year-on-year to 6.1%, mainly due to higher bad debt expenses, which increased due to the change in the period of collection trend taken into consideration for the calculation of bad debt provisions in the second quarter of 2010.

Second Quarter 2010 results

Compared to the first quarter of 2010, general and administrative expenses increased by 0.6 percentage points as a proportion of revenues, mainly due to higher bad debt expenses.

EBITDA1:  EBITDA, in nominal terms, increased by 2.1% to TRY724.4 million compared to the same period in 2009.  The EBITDA margin remained flat at 32.3% (32.2%).

In this difficult quarter, we managed to increase our EBITDA margin to 32.3%, compared to the previous quarter’s result, which was 31.6%, mainly due to the increasing contribution of Group subsidiaries to our revenues and EBITDA with a focus on profitability as well as decreasing direct cost of revenues excluding depreciation and amortization, despite increasing administrative and selling and marketing services.

Share of profit of equity accounted investees:  In the second quarter of 2010, our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, increased by 88.7% to TRY45.1 million mainly due to the improved performance of Fintur’s operations in Kazakhstan.

The results of our 50%-owned subsidiary A-Tel impacted two items in our financial statements.  A-Tel’s revenue generated from Turkcell, amounting to TRY12.0 million, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership.  The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY8.3 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/(expense):  In the second quarter of 2010, we recorded net finance income of TRY38.2 million as opposed to a finance expense of TRY60.2 million in the second quarter of last year.  The increase in net finance income mainly stems from the negative effect of the TRY86.8 million of litigation provisions registered in the second quarter of 2009 in relation to the disputes with the incumbent telecom operator regarding the interconnection agreement signed with Millenicom and the dispute regarding the calculation of special communication tax over discounts granted to distributors in 2003.  In addition, the decrease in the translation loss had a positive impact on the net finance income figure.  During the quarter, we recorded a translation loss of TRY43.2 million resulting from exchange rate fluctuations, compared to a TRY71.8 million loss recorded during the same period last year.

Income tax expense:  The total taxation charge in the second quarter of 2010 increased to TRY113.6 million, from TRY75.3 million in the same quarter of last year.  The taxation charge in the first quarter of 2010 was TRY126.7 million.

Of the total tax charge, TRY149.1 million was related to current tax charges, while deferred tax income of TRY35.7 million was realized during the quarter.

1 EBITDA is a non-GAAP financial measure. See page 13 for the reconciliation of EBITDA to net cash from operating activities.

Second Quarter 2010 results

(million TRY)	Q209	Q110	Q210	y/y % chg	q/q % chg
Current tax expense	(133.1)	(66.3)	(149.1)	12.0%	124.9%
Deferred Tax income / (expense)	57.8	(60.4)	35.7	(38.2%)	(159.1%)
Income Tax expense	(75.3)	(126.7)	(113.6)	50.9%	(10.3%)

Net income:  Net income increased by 8.5% year-on-year to TRY422.3 million and net income margin increased by 1.1 percentage point to 18.8%, mainly due to higher EBITDA, lower interest expense, translation losses and the absence of provisions recorded in the second quarter of 2009 amounting TRY86.8 million, as opposed to TRY31.8 million of fixed asset write-offs recorded this quarter.

Compared to last quarter, net income increased by 1.1% despite increasing depreciation expenses mainly due to the TRY31.8 million equipment write-off and increasing translation losses as opposed to the TRY42.2 million of litigation provisions recorded in the first quarter regarding the Telecommunications Authority’s administrative fine related to maximum pricing and some marketing campaigns.

Total Debt:  Consolidated debt amounted to TRY2,664.4 million as of June 30, 2010, TRY970.8 million of which was related to Turkcell’s Ukrainian operations.  TRY1,882.3 million of our consolidated debt is at a floating rate and TRY990.7 million will mature in less than a year.  We continue to maintain a strong balance sheet with a solid cash position and a debt/annual EBITDA ratio of 90.9% as of June 30, 2010.

During the third quarter of 2010, Financell signed a loan agreement of $395.5 million to refinance the outstanding debt of group companies and has been granted a total loan of $139 million to provide inter-group financing.

Consolidated Cash Flow (million TRY)	Q209	Q110	Q210

EBITDA*	709.2	711.3	724.4
LESS:
Capex and License	(1,168.2)	(366.6)	(360.5)
Turkcell	(996.8)	(180.4)	(221.3)
Ukraine**	(47.1)	(41.3)	(21.7)
Investment & Marketable Securities	-	42.4	47.3
Net Interest Income/Expense	11.6	74.6	81.4
Other	(252.0)	(705.6)	(105.2)
Net Change in Debt	2.6	(36.4)	284.3
Dividends paid	(1,098.2)	-	(859.3)
Cash Generated	(1,795.0)	(280.3)	(187.6)
Cash Balance	3,004.3	4,380.6	4,193.0

(*) EBITDA is a non-GAAP financial measure.  See page 13 for the reconciliation of EBITDA to net cash from operating activities.
(**)The devaluation of local currency against USD is included in this line.

Second Quarter 2010 results

Cash Flow Analysis:  Capital expenditures in the second quarter of 2010 amounted to TRY360.5 million, of which TRY221.3 million was related to Turkcell Turkey, TRY21.7 million to our Ukrainian operations, TRY65.8 million to Superonline and TRY28.4 million to Belarusian operations.

The decrease in our cash balance compared to the previous quarter was mainly related to the TRY859.3 million dividend payment.

The other item includes a TRY71.0 million payment to the Telecommunications Authority regarding our previous disputes pertaining to mobile marketing activities and the Authority’s fine in relation to maximum pricing limitations.  Those payments were made from provisions.  The court cases are pending.

At the start of the year, we planned to spend up to TRY2.4 billion this year, of which approximately TRY1.8 billion was budgeted for Turkey and TRY600 million for international subsidiaries.  In line with our targets to closely monitor our expenditures, we reviewed our capex for the whole year.  We made some improvements to our procurement costs for infrastructure purchases and postponed some minor expenditure.  Based on our revised estimates, we now expect our capital expenditures to be around TRY2.0 billion.  We expect to spend TRY1.6 billion in Turkey with savings on the non-network expenses and TRY400 million for international subsidiaries maintaining an optimum level between quality and profitability.

Operational Review
Operational Data	Q209	Q110	Q210	y/y % chg	q/q % chg

Number of total subscribers (million)	36.3	34.3	33.9	(6.6%)	(1.2%)
Number of postpaid subscribers (million)	8.6	9.3	9.8	14.0%	5.4%
Number of prepaid subscribers (million)	27.7	24.9	24.2	(12.6%)	(2.8%)

ARPU (Average Monthly Revenue per User), blended (US$)	11.8	12.8	12.7	7.6%	(0.8%)
ARPU, postpaid (US$)	26.5	26.7	26.5	-	(0.7%)
ARPU, prepaid (US$)	7.5	7.7	7.4	(1.3%)	(3.9%)

ARPU, blended (TRY)	18.6	19.4	19.4	4.3%	-
ARPU, postpaid (TRY)	41.8	40.4	40.5	(3.1%)	0.2%
ARPU, prepaid (TRY)	11.8	11.6	11.2	(5.1%)	(3.4%)

Churn (%)	9.0%	11.1%	9.8%	0.8pp	(1.3pp )

MOU (Average Monthly Minutes of usage per subscriber), blended	127.9	153.3	171.0	33.7%	11.5%

Second Quarter 2010 results

Subscribers:  As of June 30, 2010, our subscriber base totaled 33.9 million (36.3 million).

In the second quarter of 2010, our focus on retaining postpaid subscribers continued.  We also saw increasing acquisitions from newcomers to the market as well as port-ins.  During this quarter, our postpaid subscribers increased by 14.0% year-on-year, to 9.8 million from 8.6 million.  Consequently, the share of postpaid subscribers of the total subscriber base further improved to 28.9% (23.7%), with 450,000 net additions during the quarter.

In the second quarter, the rate of contraction in mobile line penetration slowed down.  Meanwhile, our prepaid subscriber base continued to contract with the number of prepaid subscribers amounting to 24.2 million (27.7 million).

Churn Rate:  Churn refers to voluntarily and involuntarily disconnected subscribers.  In the second quarter of 2010, our churn rate increased to 9.8%, from 9.0% during the same period of 2009 as the focus was mainly on the postpaid segment in a competitive environment.

MoU:  In the second quarter of 2010, our blended minutes of usage per subscriber (“MoU”) increased by 33.7% to 171.0 minutes compared to the second quarter of last year, driven by the effective communication of our tariffs and campaigns.

ARPU:  Blended average revenue per user (“ARPU”) in TRY terms increased by 4.3% year-on-year to TRY19.4 mainly due to higher data revenues and the increasing share of postpaid subscribers.  The increase in ARPU was mainly due to the increasing data revenues as well as the decreasing number of total subscribers, which partially contributed to a higher blended ARPU.

Postpaid ARPU in TRY terms at TRY40.5 was 3.1% lower year-on-year, mainly due to competitive offers in the market focusing on the postpaid segment and the dilutive impact of the increasing postpaid subscriber base due to switches from prepaid to postpaid segment.

Prepaid ARPU in TRY terms declined by 5.1% to TRY11.2 in the second quarter of 2010 mainly due to our initiatives aimed at migrating higher ARPU generating prepaid subscribers to postpaid in line with our value focus and our response to the aggressive offers by the competition.

Regulatory Environment

In February 2010, the Telecommunications Authority reduced Turkcell’s MTR by 52% (from TRY0.0655 to TRY0.0313), revised maximum prices in the telecommunications market down to TRY0.40/min (VAT & SCT included), and imposed TRY-based pricing, all of which became effective as of April 1, 2010.  In response to these announcements, Turkcell filed two lawsuits related to the Telecommunication’s Authority’s decision regarding the new termination rates and maximum prices.

Separately, in June, 2010, as a result of our negotiations with the Tax Authority, we reached a settlement amounting to TRY50 million (approximately $34 million*) regarding the accrued tax principal and tax loss amount with accrued interest up until June 1,

Second Quarter 2010 results

2010.  These were related to two main issues.  The first issue was the requirement to impose Value Added Tax (“VAT”) and Special Communication Tax (“SCT”) on total charges paid to international GSM operators for the calls initiated by our subscribers abroad.  The other was the requirement to calculate SCT on discounts applied to distributors for prepaid card sales during the years of 2003 and 2004.
*Based on Turkish Central Bank’s TRY/$ exchange rate of TRY 1.4862 for August 3, 2010.

International Operations

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

Summary data for Astelit
	Q209	Q110	Q210	y/y % chg		q/q % chg
Number of subscribers (million)
Total	11.7	11.9	11.7	-		(1.7%)
Active (3 months)[1]	8.0	8.0	8.0	-		-

MoU (minutes)	164.1	156.2	157.5	(4.0%)		0.8%

Average Revenue per User(ARPU) in US$
Total	2.5	2.3	2.5	-		8.7%
Active (3 months)	3.5	3.5	3.7	5.7%		5.7%

Revenue (UAH million)	658.2	662.8	709.3	7.8%		7.0%

Revenue (US$ million)	85.9	83.0	89.5	4.2%		7.8%
EBITDA[2] (US$ million)	2.3	5.8	20.3	782.6%		250.0%
EBITDA margin	2.7%	7.0%	22.7%	20.0	pp	15.7	pp
Net Loss (US$ million)	(19.6)	(26.5)	(17.1)	(12.8%)		(35.5%)
Capex (US$ million)	35.1	27.1	12.9	(63.2%)		(52.4%)
1Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
2 EBITDA is a non-GAAP financial measure.  See page 13 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities.  Euroasia holds 100% stake in Astelit.

•	Astelit’s revenue increased by 4.2% to $89.5 million compared to the second quarter of 2009. In local currency terms, revenues in the second quarter increased by 7.8% year-on-year.

•
In the second quarter Astelit’s turnaround strategy and efficient cost control initiatives led to significant increase in operational profitability compared to a year ago.  Astelit’s EBITDA margin increased to 22.7% from 2.7% in the same period of last year.  The main

Second Quarter 2010 results

drivers of this increase were the tariff redesigns to decrease interconnection costs and cost cutting measures. We expect Astelit to achieve a double digit EBITDA margin in 2010.

•
Astelit’s subscribers declined to 11.7 million compared to 11.9 million at the end of the first quarter of 2010 and remained flat year on year as a result of pursuing a more value focused strategy in the market.  The 3 month active subscriber base was flat at 8.0 million.

•	The 3 month active ARPU increased by 5.7% year-on-year.

•	MoU decreased by 4.0% to 157.5 minutes year-on-year.

•	In Ukraine, MNP law, which was approved by the Parliament and the President, is expected to be implemented in the first half of 2011.

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in mobile operations  in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Quarter
	Q209	Q110	Q210	y/y % chg	q/q % chg
Subscriber (million)
Kazakhstan	7.1	7.5	7.8	9.9%	4.0%
Azerbaijan	3.6	4.0	4.2	16.7%	5.0%
Moldova	0.6	0.7	0.7	16.7%	-
Georgia	1.6	1.9	1.9	18.8%	-
TOTAL	12.9	14.1	14.6	13.2%	3.5%
Revenue (US$ million)
Kazakhstan	210.4	208.0	249.3	18.5%	19.9%
Azerbaijan	124.3	117.0	122.2	(1.7%)	4.4%
Moldova	15.6	13.8	16.4	5.1%	18.8%
Georgia	41.9	39.1	40.0	(4.5%)	2.3%
Other*	1.0	0.5	(0.1)	-	-
TOTAL	393.2	378.4	427.8	8.8%	13.1%
(*)Includes intersegment eliminations

In the second quarter of 2010, Fintur maintained its strong market positions and added 0.5 million net new subscribers with its total subscriber base reaching 14.6 million.  Fintur’s consolidated revenue increased by 8.8% year-on-year to $427.8 million in the second quarter mainly due to a strong uptake in subscriber numbers and improved macroeconomic conditions in Kazakhstan.

We account for our investment in Fintur using the equity method.  Fintur’s contribution to net income increased to TRY55 million ($36 million) in the second quarter of 2010 from TRY44 ($28 million) a year ago.

Second Quarter 2010 results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations.  We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).  Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL
$ million	Q209	Q110	Q210	y/y % chg	q/q % chg

EBITDA	448.8	470.7	474.1	5.6%	0.7%
Income Tax Expense	(47.4)	(83.9)	(74.2)	56.5%	(11.6%)
Other operating
income/(expense)	(2.7)	(26.5)	(5.3)	96.3%	(80.0%)
Finance income	3.6	3.5	(3.4)	(194.4%)	(197.1%)
Finance expense	(68.5)	(26.1)	(13.2)	(80.7%)	(49.4%)
Net increase/(decrease) in assets and liabilities	(9.1)	(373.3)	(21.9)	140.7%	(94.1%)
Net cash from operating activities	324.7	(35.6)	356.0	9.6%	-1,100.0%

Second Quarter 2010 results

EUROASIA (Astelit)
$ million	Q209	Q110	Q210	y/y % chg	q/q % chg

EBITDA	2.3	5.8	20.3	782.6%	250.0%
Other operating income/(expense)	(0.9)	-	0.3	(133.3%)	-
Finance income	0.5	0.2	0.2	(60.0%)	-
Finance expense	(6.9)	(14.3)	(11.4)	65.2%	(20.3%)
Net increase/(decrease) in
assets and liabilities	27.2	26.3	(5.6)	(120.6%)	(121.3%)
Net cash from operating activities	22.2	18.0	3.9	(82.4%)	(78.3%)

Turkcell Group Subscribers

We had approximately 62.0 million GSM subscribers as of June 30, 2010.  This figure is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and unconsolidated investees.  This figure includes the total number of GSM subscribers in Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur.  In the past, when presenting our total group subscribers, we have presented this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary.  We believe that the aforementioned method of calculation is a good indicator of our Group’s reach and intend to use this new method of calculation going forward.

Turkcell Group Subscribers
(million)	Q209	Q110	Q210	y/y % chg	q/q % chg

Turkcell	36.3	34.3	33.9	(6.6%)	(1.2%)
Ukraine	11.7	11.9	11.7	-	(1.7%)
Fintur	12.9	14.1	14.6	13.2%	3.5%
Northern Cyprus	0.3	0.3	0.3	-	-
Belarus	0.6	1.4	1.5	150.0%	7.1%
TURKCELL GROUP	61.8	62.0	62.0	0.3%	-

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Second Quarter 2010 results

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements particularly in the current operating and macro environment.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2008 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 33.9 million postpaid and prepaid customers and a market share of approximately 55% as of June 30, 2010 (Source:  Operators’ announcements).  Turkcell provides high quality data and voice services to approximately 80% of the Turkish population with its 3G and EDGE technology supported network.  Turkcell reported TRY 2.2 billion ($ 1.5 billion) net revenue for the period ended June 30, 2010 and its total assets reached TRY 14.0 billion ($ 8.9 billion) as of June 30, 2010.  Turkcell has become one of the first operators among the global operators to have implemented HSDPA+ and to reach to 42.2 Mbps speed with HSPA multi carrier solution.  Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 62.0 million subscribers as of June 30, 2010.  Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey and is among the top 15% of companies listed on NYSE by its size as of April 2010.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding, 2.32% by M.V.  Group and 0.01% by others while the remaining 33.55% is free float.  Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
Koray Ozturkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr
investor.relations@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,144.2	2,157.7	2,124.7	4,120.5	4,282.4
Commission fees on betting business	(8.8)	10.8	9.7	32.6	20.5
Monthly fixed fees	16.3	19.0	28.7	34.7	47.7
Simcard sales	10.6	7.0	15.0	18.5	22.0
Call center revenues and other revenues	42.1	54.5	63.1	101.5	117.5
Total revenues	2,204.4	2,249.0	2,241.2	4,307.8	4,490.1
Direct cost of revenues	(1,167.6)	(1,277.5)	(1,220.6)	(2,201.2)	(2,498.1)
Gross profit	1,036.8	971.5	1,020.6	2,106.6	1,992.0
Administrative expenses	(100.2)	(124.4)	(137.6)	(198.4)	(262.0)
Selling & marketing expenses	(436.8)	(391.7)	(436.3)	(828.5)	(828.0)
Other Operating Income / (Expense)	(4.5)	(40.3)	(6.4)	(2.5)	(46.7)

Operating profit before financing costs	495.3	415.1	440.3	1,077.2	855.3
Finance costs	(107.1)	(50.2)	(68.1)	(162.6)	(118.2)
Finance income	46.9	116.3	106.3	279.8	222.5
Share of profit of equity accounted investees	23.9	46.1	45.1	39.0	91.2
Income before taxes and minority interest	459.0	527.3	523.6	1,233.4	1,050.8
Income tax expense	(75.3)	(126.7)	(113.6)	(272.2)	(240.3)
Income before minority interest	383.7	400.6	410.0	961.2	810.5
Non-controlling interests	5.6	17.0	12.3	(9.3)	29.3
Net income	389.3	417.6	422.3	951.9	839.8

Net income per share	0.176955	0.189818	0.191955	0.432682	0.381727

Other Financial Data

Gross margin	47.0%	43.2%	45.5%	49%	44%
EBITDA(*)	709.2	711.3	724.4	1,482.8	1,435.7
Capital expenditures	1,168.2	366.6	360.5	1,593.6	727.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,004.3	4,380.6	4,193.0	3,004.3	4,193.0
Total assets	12,051.5	14,192.6	14,071.5	12,051.5	14,071.5
Long term debt	257.9	1,274.6	1,673.7	257.9	1,673.7
Total debt	1,187.7	2,297.9	2,664.4	1,187.7	2,664.4
Total liabilities	3,984.0	4,914.6	5,331.5	3,984.0	5,331.5
Total shareholders’ equity / Net Assets	8,067.5	9,278.0	8,740.0	8,067.5	8,740.0

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	1,359.5	1,427.9	1,391.4	2,564.9	2,819.3
Commission fees on betting business	(5.2)	7.1	6.4	20.1	13.5
Monthly fixed fees	10.3	12.5	18.8	21.5	31.3
Simcard sales	6.7	4.6	10.0	11.6	14.6
Call center revenues and other revenues	26.7	36.1	41.1	63.0	77.2
Total revenues	1,398.0	1,488.2	1,467.7	2,681.1	2,955.9
Direct cost of revenues	(741.4)	(845.2)	(799.0)	(1,372.1)	(1,644.2)
Gross profit	656.6	643.0	668.7	1,309.0	1,311.7
Administrative expenses	(63.6)	(82.3)	(90.0)	(123.4)	(172.3)
Selling & marketing expenses	(277.0)	(259.2)	(286.1)	(515.7)	(545.3)
Other Operating Income / (Expense)	(3.0)	(26.4)	(4.4)	(1.7)	(30.7)

Operating profit before financing costs	313.0	275.1	288.2	668.2	563.4
Finance costs	(69.0)	(33.3)	(44.8)	(102.6)	(78.1)
Finance income	30.7	77.1	69.7	172.8	146.7
Share of profit of equity accounted investees	15.1	30.5	29.6	24.8	60.0
Income before taxes and minority interest	289.8	349.4	342.7	763.2	692.0
Income tax expense	(47.4)	(83.9)	(74.2)	(167.6)	(158.1)
Income before minority interest	242.4	265.5	268.5	595.6	533.9
Non-controlling interests	3.4	11.2	8.0	(5.6)	19.3
Net income	245.8	276.7	276.5	590.0	553.2

Net income per share	0.111719	0.125794	0.125678	0.268184	0.251471

Other Financial Data

Gross margin	47%	43%	46%	49%	44%
EBITDA(*)	448.8	470.7	474.1	921.0	944.8
Capital expenditures	789.5	240.9	220.8	1,041.5	461.7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	1,963.5	2,879.1	2,662.7	1,963.5	2,662.7
Total assets	7,876.3	9,328.0	8,936.0	7,876.3	8,936.0
Long term debt	168.5	837.7	1,062.9	168.5	1,062.9
Total debt	776.2	1,510.3	1,692.0	776.2	1,692.0
Total liabilities	2,603.7	3,230.1	3,385.7	2,603.7	3,385.7
Total equity	5,272.5	6,097.9	5,550.3	5,272.5	5,550.3

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 13-14
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,144.2	2,157.7	2,124.7	4,120.5	4,282.4
Commission fees on betting business	(8.8)	10.8	9.7	32.6	20.5
Monthly fixed fees	16.3	19.0	28.7	34.7	47.7
Simcard sales	10.6	7.0	15.0	18.5	22.0
Call center revenues and other revenues	42.1	54.4	63.1	101.5	117.5
Total revenues	2,204.4	2,248.9	2,241.2	4,307.8	4,490.1
Direct cost of revenues	(1,164.0)	(1,274.7)	(1,217.7)	(2,193.3)	(2,492.4)
Gross profit	1,040.4	974.2	1,023.5	2,114.5	1,997.7
Administrative expenses	(100.2)	(124.4)	(137.6)	(198.4)	(262.0)
Selling & marketing expenses	(436.8)	(391.7)	(436.3)	(828.6)	(828.0)
Other Operating Income / (Expense)	(4.1)	(40.2)	(6.9)	(1.7)	(47.2)

Operating profit before financing costs	499.3	417.9	442.7	1,085.8	860.5
Finance costs	(107.1)	(50.2)	(68.1)	(162.6)	(118.2)
Finance income	46.9	116.3	106.3	279.8	222.5
Share of profit of equity accounted investees	23.9	46.1	45.1	39.0	91.2
Income before taxes and minority interest	463.0	530.1	526.0	1,242.0	1,056.0
Income tax expense	(76.1)	(127.3)	(113.1)	(274.2)	(240.4)
Income before minority interest	386.9	402.8	412.9	967.8	815.6
Non-controlling interests	5.5	17.0	12.3	(9.3)	29.3
Net income	392.4	419.8	425.2	958.5	844.9

Net income per share	0.178384	0.190847	0.193212	0.435695	0.384059

Other Financial Data

Gross margin	47%	43%	46%	49%	44%
EBITDA(*)	709.7	711.3	724.4	1,483.3	1,435.7
Capital expenditures	1,168.2	366.6	360.5	1,593.6	727.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,004.3	4,380.6	4,193.0	3,004.3	4,193.0
Total assets	11,985.7	14,139.9	14,021.4	11,985.7	14,021.4
Long term debt	257.9	1,274.6	1,673.7	257.9	1,673.7
Total debt	1,187.7	2,297.9	2,664.4	1,187.7	2,664.4
Total liabilities	3,972.3	4,905.5	5,321.9	3,972.3	5,321.9
Total shareholders’ equity / Net Assets	8,013.4	9,234.4	8,699.5	8,013.4	8,699.5

** For further details, please refer to our consolidated financial statements and notes as at 30 June 2010 on our web site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 5, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 5, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head